THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SPICE CRAFTERS LLC

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the undersigned investor (the "**Investor**") of the amount set forth on the signature page hereto (the "**Purchase Amount**"), SPICE CRAFTERS LLC, a Florida limited liability company (the "**Company**"), issues to the Investor the right to certain of the Company's Membership Units (as defined below), subject to the terms described below.

The "**Pre-Money Valuation Cap**" is $5,000,000.

The "**Discount Rate**" is 90%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Safe Preferred Units equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into Safe Preferred Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the Safe Preferred Units, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of the Proceeds, immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d)

below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like non-participating preferred membership interests of the Company. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Membership Units);

(ii) On par with payments for other Safes and/or in respect of Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments in respect of Common Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments in respect of Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Membership Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to appoint, or vote for, the manager or members of the Company's board of managers (or similar governing body), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis, as applicable):

- Includes all Membership Units issued and outstanding;
- Includes all (i) issued and outstanding Profits Interests and (ii) Promised Profits Interests;

- Includes the Unissued Employee Equity Pool, except that any increase to the Unissued Employee Equity Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Profits Interests exceeds the Unissued Employee Equity Pool prior to such increase; but
- Excludes all Converting Securities.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in greater number of Safe Preferred Units.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Membership Units.

"**Direct Listing**" means the Company's initial listing of its equity securities (other than equity securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers equity securities of the Company for resale, as approved by the Company's manager, board of managers or similar governing body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per unit of the Standard Preferred Units sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Distribution Amount**" means, with respect to any date on which the Company pays a distribution on its outstanding Common Units, the amount of such distribution that is paid per Common Unit multiplied by the Purchase Amount divided by the Liquidity Price (treating such distribution date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of its equity securities pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Unit basis):

- Includes all Membership Units issued and outstanding;
- Includes all (i) issued and outstanding Profits Interests and (ii) to the extent receiving Proceeds, Promised Profits Interests; but
- Excludes (i) the Unissued Employee Equity Pool and (ii) any Converting Securities.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per unit equal to the Pre-Money Valuation Cap divided by the Liquidity Capitalization.

"**Membership Units**" means the membership interests of the Company, including, without limitation, "**Common Units**" and "**Preferred Units**."

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Profits Interests**" includes profits interests, profits units, options, restricted unit awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Promised Profits Interests**" means promised but ungranted Profits Interests that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Profits Interests in the calculation of the price of the Standard Preferred Units, or (iii) in the case of a Liquidity Event, treated as outstanding Profits Interest in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to Membership Units, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Units**" means a series of Preferred Units issued to the Investors in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the Standard Preferred Units, other than with respect to: (i) the per unit liquidation preference (and the initial conversion price for purposes of price-based anti-dilution protection, if applicable); and (ii) the basis for any distribution or dividend rights, which will each be based on the Conversion Price.

"**Safe Price**" means the price per unit equal to the Pre-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Units**" means the series of Preferred Units issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Employee Equity Pool**" means all Membership Units that are reserved, available for future grant and not subject to any outstanding Profits Interests or Promised Profits Interests (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Profits Interests) under any equity incentive or similar Company plan.

3. ***Company Representations***

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of its state of formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to Section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company,

enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current articles of organization or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's limited liability company approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary limited liability company approvals for the authorization of Membership Units issuable pursuant to Section 1 (if any).

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Tax Matters*

(a) The Investor acknowledges that there are no relevant authorities that directly address the U.S. federal income tax treatment of this Safe and no ruling has been sought from the Internal Revenue Service ("**IRS**") in connection with the issuance of this Safe. Accordingly, the U.S. federal income

tax characterization of this Safe is uncertain. However, the Company and the Investor agree to take the position that this Safe will be treated for U.S. federal income tax purposes as a non-compensatory option as defined in Treasury Reg. Section 1.721-2(f), but shall not be treated as exercised upon issuance. Therefore, the Investor shall not be treated as a member of the Company and shall not receive any allocation of income, gain, loss or deduction in respect of any Membership Units issuable upon the conversion of this Safe until, if ever, such Membership Units are actually issued following such conversion. The Investor agrees to not take any position inconsistent with the foregoing intended tax characterization of this Safe on any tax return, in any administrative or judicial proceeding relating to taxes, or otherwise, unless required by the Company.

(b) The Investor acknowledges that there can be no assurance that the IRS will agree with such characterization and that a different characterization may affect the tax consequences of this Safe to the Company and/or the Investor. If the Company determines that this Safe should no longer be characterized as a non-compensatory option, the Investor shall cooperate with the Company, and shall execute and deliver such additional amendments and other documents as the Company reasonably requests, to restructure this Safe in a manner determined by the Company, provided that such restructuring provides reasonably equivalent economic benefits to the Investor as this Safe.

(c) The Investor has reviewed with its own tax advisors the federal, state and local tax consequences of this investment, where applicable, and the transactions contemplated by this Safe. The Investor is relying solely on such advisors and not on any statements or representations of the Company (except as expressly set forth herein) or any of its agents, and the Investor understands that the Investor (and not the Company) shall be responsible for the Investor's own tax liability that may arise as a result of this investment and the transactions contemplated by this Safe.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Pre-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a member of the Company or a holder of Membership Units for any purpose nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a member of the Company or rights to vote on any matter submitted to Company members, or to give or withhold consent to any limited liability company action or to receive notice of meetings, until interests have been issued on the terms described in Section 1. However, if the Company pays a distribution, other than a tax distribution, on outstanding Common Units (that is not payable in Common Units) while this Safe is outstanding, the Company will pay the Distribution Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of [EFFECTIVE DATE]________.

Purchase Price: $[AMOUNT]________

SPICE CRAFTERS LLC

By: Founder Signature
Name: [FOUNDER_NAME]
Title: [FOUNDER_TITLE]

Address: 1317 Edgwater Dr #3837

Orlando, FL 32804

Email: michael@chilaufoods.com

INVESTOR: [ENTITY NAME]
(Insert Investor Name)

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

Email: [EMAIL]